Filed by Clearwire Corporation Pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Clearwire Corporation
Commission File Number 1-33349
IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC
     In connection with the proposed transactions with Sprint Nextel Corporation, a Kansas Corporation (“Sprint”), Intel Corporation, a Delaware corporation (“Intel”), Google Inc., a Delaware corporation (“Google”), Comcast Corporation, a Pennsylvania corporation (“Comcast”), Time Warner Cable Inc., a Delaware corporation (“Time Warner Cable”), and Bright House Networks, LLC, a Delaware limited liability company (“Bright House” and, collectively with Intel, Google, Comcast, Time Warner Cable and Bright House, the “Investors.”), Clearwire Corporation (“Clearwire”) intends to file a proxy statement and other relevant documents concerning the transactions with the U.S. Securities and Exchange Commission (the “SEC”). STOCKHOLDERS OF CLEARWIRE ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS.
     Investors and security holders will be able to obtain free copies of the proxy statement and other documents filed with the SEC by Clearwire through the web site maintained by the SEC at www.sec.gov. Free copies of the proxy statement, when available, and Clearwire’s other filings with the SEC also may be obtained from Clearwire, by directing a request to Investor Relations at (425) 216-4735. In addition, investors and security holders may access copies of the documents filed with the SEC by Clearwire on Clearwire’s website at www.clearwire.com, when they become available.
     Clearwire, and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from Clearwire’s stockholders with respect to the transactions contemplated by the definitive agreement between Sprint, the Investors and Clearwire. Information regarding Clearwire’s directors and executive officers is contained in Clearwire’s Annual Report on Form 10-K for the year ended December 31, 2007 and its definitive proxy statement filed with the SEC on April 29, 2008 for its 2008 Annual Meeting of Stockholders, which are filed with the SEC. You can obtain free copies of these documents from Clearwire using the contact information set forth above. Additional information regarding interests of such participants will be included in the proxy statement that will be filed with the SEC and available free of charge as indicated above.
Forward-Looking Statements
     These filings contain forward-looking statements that involve risks and uncertainties. The forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements about future revenue, profits, cash flows and financial results, the market for Clearwire’s services, future service offerings, change of control, industry trends, client and partner relationships, Clearwire’s operational capabilities, future financial structure, uses of cash, anticipated dilution or accretion of acquisitions or proposed transactions. Actual results may differ materially from those stated in any forward-looking statements based on a number of factors, including the ability of Clearwire to successfully integrate the businesses of Clearwire and its acquisitions or partners; the effectiveness of Clearwire’s implementation of its business plan, the market’s acceptance of Clearwire’s new and existing products and services, risks associated with management of growth, reliance on third parties to supply key components of Clearwire’s services, attraction and retention of employees, variability of quarterly operating results, competitive factors, other risks associated with acquisitions, changes in demand for Clearwire’s service or product offerings, financial stability of Clearwire’s customers, the ability of Clearwire to meet its contractual obligations to customers, including service level and disaster recovery commitments, changes in government laws and regulations; risks associated with rapidly changing technology; the risk that the transactions described above are not consummated; as well as the other risks identified in Clearwire’s filings with the SEC, including, but not limited to, its Annual Report on Form 10-K for the year ended December 31, 2007 and Quarterly Reports on Form 10-Q, copies of which may be obtained by contacting Clearwire’s Investor Relations department at (425) 216-4735 or at Clearwire’s web site at www.clearwire.com. We undertake no duty to update any forward-looking statement to conform the statement to actual results or changes in Clearwire’s expectations after the date of these filings.
###
The following customer FAQs were posted by Clearwire on its website on Monday, May 27, 2008:
Clearwire Customers
Frequently Asked Questions
Q: Does the new transaction mean that Clearwire will become a part of Sprint?
A: No. Following the closing of the recently announced transaction, which is subject to the receipt of certain regulatory approvals and the satisfaction of certain conditions, the new Clearwire and Sprint will operate as separate, standalone companies with their own management teams and boards of directors. Each company will trade on their respective stock exchanges: NASDAQ: CLWR and NYSE: S.
Q: With the combination of Clearwire and Sprint’s WiMAX businesses, how long will it take until current customers will receive the benefits such as larger coverage areas, faster wireless connections?
A: After the transaction is completed, Clearwire will be able to offer mobile voice and data services to its customers over the Sprint 3G network. Clearwire’s customers will also benefit from expanded 4G services as Clearwire launches new markets and converts existing markets to mobile WiMAX. We expect existing markets to be transitioned in 2009 and 2010. Clearwire will proactively work with its customers to smoothly transition them to these enhanced services as they become available.
Q: Are Sprint wireless voice customers going to become Clearwire customers?
A: No. The existing Sprint wireless phone customers will remain with Sprint for their wireless phone services, although they will be able to purchase 4G services over Clearwire’s WiMAX network either through Sprint or directly from Clearwire.
Q: As an existing Clearwire customer, when will I have WiMAX? Will there be a different price?
A: Once the transaction is closed, the new Clearwire expects to quickly expand its service areas targeting a network deployment that will cover between 120 million and 140 million people in the U.S. by the end of 2010. We haven’t defined the pricing, the timing of mobile WiMAX launches in new markets, or the conversion of existing markets at this time although we expect conversions of existing markets to occur in 2009 and 2010.
Q: Can I bundle my Sprint mobile phone with my Clearwire service on one bill?
A: Not exactly. Once the transaction is closed, which is expected during the fourth quarter of 2008, we anticipate that Clearwire will be able to offer its customers mobile voice services over the Sprint 3G network, and receive one single bill for these services.
Q: Will the Clearwire network become slower and more congested as Sprint wireless phone customers are added to the network?

A: No. Existing Sprint wireless phone customers will remain on the Sprint network for their wireless phone services. And, it’s important to note that Clearwire’s wireless broadband network is designed to accommodate the growth of new subscribers that are added to our network.
Q: Will the new Clearwire continue to offer VoIP service?
A: Yes. Clearwire will continue to offer its current product and service offerings — residential broadband service, PC card and VoIP service — along with introducing new services in the coming months. We also anticipate that in the years to come, Clearwire will be able to offer mobile voice services over its WiMAX network.
Q: Which products will Clearwire continue to sell?
A: Our current product offerings — residential broadband service, PC Card and VoIP service — will continue to be available to our customers.
###

The following transaction fact sheet regarding proposed transactions between Clearwire, Sprint and the investors was posted by Clearwire on its website on Monday, May 27, 2008:

STRATEGIC RATIONALE
•	Combines Sprint’s WiMAX assets and operations with Clearwire, creating a new wireless communications company which will be known as Clearwire. The combined company has the potential to offer communications services that are both competitive with and complementary to today’s mobile voice and data services, as well as today’s wireline voice and data services, all from a single, low-cost WiMAX network that is expected to deliver four times the performance for one tenth of the cost of today’s legacy wireless networks. Clearwire expects to offer its mobile broadband services in urban, suburban and rural communities nationwide, with 60 to 80 million people covered by its network by the end of 2009, 120 to 140 million people covered by the network by the end of 2010, with the network ultimately covering more than 200 million people across the U.S.

•	Enables the delivery of a suite of services to consumers and businesses that includes mobile data, mobile voice, fixed data and fixed voice, competing in a marketplace where monthly recurring revenues for each of these services typically range from $30 to $60 each.

•	Brings together all of the key building blocks we believe necessary for the next generation communications company of the future to succeed: an enormous market opportunity with robust demand, significant time-to-market advantage, next generation technology that is available today, adequate spectrum resources that are ideal for wireless broadband services, substantial financing, superior cost structure and economics, key distribution partners, world-class board of directors and an experienced management team.

•	Unlocks the value of U.S. spectrum assets currently held by both Clearwire and Sprint that had previously been undervalued and underutilized due to the 2.5GHz licensing scheme, interference issues and lack of coordination among Clearwire, Sprint and other spectrum holders.

•	Leverages a device and application ecosystem that exploits PC, CE, phone and Internet scale.

•	Leverages Sprint’s 3G wireless network and infrastructure while Clearwire builds its 4G network. With access to Sprint’s cell towers, fiber network and other infrastructure, Clearwire should realize significant capital expenditure and operating expenditure savings. Additionally, Clearwire will have the ability to offer mobile voice and data services to its customers even where Clearwire’s mobile WiMAX network doesn’t yet reach by using Sprint’s existing 3G network. With the ability to roam onto Sprint’s network, Clearwire will meet the needs of consumers, road warriors, students and businesses alike while it develops its own nationwide footprint.

•	Combines the ingenuity, business savvy, and distribution resources of the nation’s leading companies in communications, entertainment and technology innovation. The strategic investors — Intel, Google, Comcast, Time Warner Cable and Bright House Networks — have committed to invest $3.2 billion into the new Clearwire. Between the 50 million Sprint customers and more than 40 million households served by the cable companies, the new Clearwire will have a built-in base of potential customers. Other benefits to Clearwire include the ability to participate in and leverage research and development efforts by Google and Intel as they focus on innovative technologies and applications that are focused on the mobile Internet and wireless communications.
TRANSACTION SUMMARY

Structure:
• Shares of Clearwire common stock and options and warrants to purchase shares of Clearwire common stock, will be converted into an equivalent number of new shares, options or warrants in the new Clearwire’s common stock.

• Under the terms of the agreement:

• Comcast will invest $1.05 billion

• Intel Capital will invest $1.0 billion

• Time Warner Cable will invest $550 million

• Google will invest $500 million

• Bright House Networks will invest $100 million

• The investment by the five strategic investors will be based on a target price of $20.00 per share of new Clearwire’s common stock, subject to a post-closing adjustment. This adjustment will be based upon the trading prices of new Clearwire common stock on the NASDAQ Market over 15 randomly selected trading days during the 30-trading day period ending on the 90th day after the closing date. The price per share will be based upon the volume weighted average price on such days and is subject to a cap of $23.00 per share and a floor of $17.00 per share.

• The investments by Intel, Comcast, Time Warner Cable and Bright House Networks and the contributions from Sprint will be made into a limited liability company subsidiary of the new company utilizing a structure intended to achieve certain tax objectives.

• Google will invest directly in the new Clearwire’s Class A common stock. In a separate transaction to occur 90 days after closing, Trilogy Equity Partners will invest $10 million in the purchase of shares of Class A Common Stock on the same pricing terms as the other investors.

Ownership:	Upon completion of the proposed transaction, Sprint will become the new Clearwire’s largest shareholder with an approximate ownership stake of between 49% and 53%. The existing Clearwire shareholders will own approximately 25 to 28%, and the new strategic investors as a group will be acquiring approximately 20 to 25% for their investment of $3.2 billion, on a fully diluted basis.

Governance:	The new Clearwire’s board of directors will be comprised of 13 members, including seven directors to be named by Sprint of whom at least one will be independent, four named by the strategic investors of whom at least one will be independent, one named by Eagle River, the private investment company controlled by wireless pioneer Craig O. McCaw, and one independent member to be nominated by the new company’s Nominating Committee.

McCaw, together with representatives from Sprint and some of the strategic investors, including Dan Hesse, Sprint’s president and CEO, Brian Roberts, Comcast’s chairman and CEO, Glenn Britt, Time Warner Cable’s president and CEO, and John Stanton, chairman and CEO of Trilogy Equity Partners and former Chairman and CEO of VoiceStream and Western Wireless, are expected to serve on new Clearwire’s board of directors for an initial one-year term.

Management:	• Benjamin G. Wolff, currently CEO of Clearwire, will serve as the new Clearwire’s CEO.

• Barry West, currently Sprint’s Chief Technology Officer and XOHM business unit leader, will serve as president of the new Clearwire.

Expected Close:	The transaction has been approved by all of the parties’ boards of directors, and is expected to be completed during the fourth quarter of 2008. The transaction is subject to various closing conditions including, but not limited to, the approval of Clearwire’s stockholders, and receipt of regulatory approvals, including the approval of the Federal Communications Commission and clearance by the Department of Justice under the Hart-Scott-Rodino Act.

NASDAQ Ticker:	The new Clearwire will apply for listing of its common stock on the NASDAQ under the ticker “CLWR.”
Clearwire, founded in October 2003 by wireless pioneer Craig O. McCaw, is a provider of simple, fast, portable and reliable wireless high-speed Internet service. Clearwire customers connect to the Internet using licensed spectrum, thus eliminating the confines of traditional cable or phone lines. Headquartered in Kirkland, Wash., the company launched its first market in August 2004 and now offers service in 50 markets across the U.S. as well as in Europe. For more information, visit www.clearwire.com.
Sprint offers a comprehensive range of wireless and wireline communications services bringing the freedom of mobility to consumers, businesses and government users. Sprint is widely recognized for developing, engineering and deploying innovative technologies, including two robust wireless networks serving approximately 54 million customers at the end of 2007; industry-leading mobile data services; instant national and international push-to-talk capabilities; and a global Tier 1 Internet backbone. For more information, visit www.sprint.com.
Intel Capital, Intel’s global investment organization, makes equity investments in innovative technology start-ups and companies worldwide. Intel Capital invests in a broad range of companies offering hardware, software, and services targeting enterprise, home, mobility, health, consumer Internet, semiconductor manufacturing and cleantech. Since 1991, Intel Capital has invested more than US$7.5 billion in approximately 1,000 companies in 45 countries. In that timeframe, 168 portfolio companies have gone public on various exchanges around the world and 212 were acquired or participated in a merger. In 2007, Intel Capital invested about US$639 million in 166 deals with approximately 37 percent of funds invested outside the United States. For more information on Intel Capital and its differentiated advantages, visit www.intelcapital.com.
Intel, the world leader in silicon innovation, develops technologies, products and initiatives to continually advance how people work and live. Additional information about Intel is available at www.intel.com/pressroom.
Google’s innovative search technologies connect millions of people around the world with information every day. Founded in 1998 by Stanford Ph.D. students Larry Page and Sergey Brin, Google today is a top Web property in all major global markets. Google’s targeted advertising program provides businesses of all sizes with measurable results, while enhancing the overall Web experience for users. Google is headquartered in Silicon Valley with offices throughout the Americas, Europe and Asia. For more information, visit www.google.com.
Comcast Corporation is the nation’s leading provider of entertainment, information and communications products and services. With 24.7 million cable customers, 14.1 million high-speed Internet customers, and 5.2 million voice customers, Comcast is principally involved in the development, management and operation of broadband cable systems and in the delivery of programming content.
Comcast’s content networks and investments include E! Entertainment Television, Style Network, The Golf Channel, VERSUS, G4, PBS KIDS Sprout, TV One, ten Comcast SportsNet networks and Comcast Interactive Media, which develops and operates Comcast’s Internet business. Comcast also has a majority ownership in Comcast-Spectacor, whose major holdings include the Philadelphia Flyers NHL hockey team, the Philadelphia 76ers NBA basketball team and two large multipurpose arenas in Philadelphia. For more information, visit www.comcast.com
Time Warner Cable is the second-largest cable operator in the U.S., with technologically advanced, well-clustered systems located mainly in five geographic areas — New York state (including New York City), the Carolinas, Ohio, southern California (including Los Angeles) and Texas. As of March 31, 2008, Time Warner Cable served approximately 14.7 million customers who subscribed to one or more of its video, high-speed data and voice services, representing approximately 33 million revenue generating units. For more information visit, www.timewarnercable.com
Bright House Networks is the nation’s 6th largest MSO with 2.4 million customers in several large markets including Bakersfield, California; Birmingham, Alabama; Detroit, Michigan; Indianapolis, Indiana; Orlando, Florida (Central Florida Division) and Tampa Bay, Florida along with several other smaller systems in Alabama and the Florida Panhandle. The high-growth Tampa/Central Florida markets are contiguous and form one of the country’s largest cable clusters. BHN’s corporate locations are in Syracuse, New York and Orlando, Florida. For more information, visit www.mybrighthouse.com
FORWARD-LOOKING STATEMENTS
This fact sheet includes “forward-looking statements” within the meaning of the securities laws. The statements in this fact sheet regarding agreements between Sprint and Clearwire and the strategic investors and the benefits to Sprint and Clearwire of the arrangements contemplated by the agreements; plans for the development and deployment of a broadband network based on WiMAX technology; the timing, availability, capabilities, coverage, and costs of the WiMAX network; products and services to be offered on the WiMAX network; and other statements that are not historical facts are forward-looking statements. The words “will,” “would,” “may,” “should,” “plan,” “estimate,” “project,” ”forecast,” “intend,” “expect,” “believe,” “target,” “designed” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are projections reflecting management’s judgment and assumptions based on currently available information and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements.
Future performance cannot be assured. Actual results may differ materially from those in the forward-looking statements due to a variety of factors, including, but not limited to:
•	the ability of Sprint and Clearwire to complete the merger and other transactions contemplated by the definitive agreements and satisfy the conditions thereunder, including obtaining Clearwire stockholder, FCC and Department of Justice approvals;

•	the uncertainties related to the implementation of each company’s respective WiMAX business strategies;

•	the costs and business risks associated with deploying a WiMAX network and offering products and services utilizing WiMAX technology;

•	the inability of third-party suppliers, software developers and other vendors to perform requirements and satisfy obligations necessary to create products and software designed to support WiMAX features and functionality, under agreements with one or both of Sprint and Clearwire;

•	the impact of adverse network performance;

•	other risks referenced from time to time in each company’s respective filings with the Securities and Exchange Commission, including in the Forms 10-K for the year ended December 31, 2007, in Part I, Item 1A, “Risk Factors.”
Sprint and Clearwire believe the forward-looking statements in this press release are reasonable; however, you should not place undue reliance on forward-looking statements, which are based on current expectations and speak only as of the date of this release. Sprint and Clearwire are not obligated to publicly release any revisions to forward-looking statements to reflect events after the date of this release.
Important Additional Information will be Filed with the SEC
In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the Securities and Exchange Commission. CLEARWIRE SHAREHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED

WITH THE SEC WHEN THEY BECOME AVAILABLE, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND RELATED TRANSACTIONS. The final proxy statement/prospectus will be mailed to shareholders of Clearwire. Investors and security holders will be able to obtain the documents free of charge at the SEC’s Web site, www.sec.gov, or by directing a request to Clearwire Investor Relations at investorrelations@clearwire.com or (425) 216-4735. In addition, investors and security holders may access copies of the documents filed with the SEC by Clearwire on Clearwire’s website at www.clearwire.com, when they become available.
Participants in Solicitation
Sprint, Clearwire and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information concerning Sprint’s participants is set forth in the proxy statement dated March 27, 2008, for Sprint’s 2008 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Clearwire’s participants is set forth in the proxy statement dated April 29, 2008, for Clearwire’s annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of Sprint and Clearwire in the solicitation of proxies in respect of the proposed transactions will be included in the registration statement and proxy statement/prospectus contained therein, to be filed with the SEC. Once filed, those documents will be available free of charge at the websites of the SEC and Clearwire.
###